Exhibit 23–(b)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-106086 and Form S-8 No. 333-115608) pertaining to the Sprint Retirement Savings Plan for Bargaining Unit Employees of Sprint Corporation of our report dated June 11, 2004, with respect to the statement of net assets available for benefits as of December 31, 2003 and the related statements of changes in net assets available for benefits for each of the two years in the period ended December 31, 2003 of the Sprint Retirement Savings Plan for Bargaining Unit Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

/S/ ERNST & YOUNG LLP
Ernst & Young LLP

Kansas City, Missouri

June 27, 2005